UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Melco Resorts & Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

Melco Leisure and Entertainment Group Limited

c/o 38th Floor, The Centrium

60 Wyndham Street

Central Hong Kong

(852) 3151 3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 812,729,781 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 812,729,781 shares
	9	SOLE DISPOSITIVE POWER 812,729,781 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 812,729,781 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,729,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8%(1)
14	TYPE OF REPORTING PERSON HC, CO

(1)

The percentage indicated in this Row 13 is calculated based upon the number of ordinary shares of the Issuer (referred to herein as “Ordinary Shares”) that will be outstanding upon closing of the ICR Transaction (as defined herein), which reflects the number reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 29, 2019, as adjusted to reflect the issuance of Ordinary Shares in connection with the ICR Transaction (as defined herein), assuming that from the date hereof up to closing of the ICR Transaction (as defined herein) there is no change in the number of Ordinary Shares outstanding.

1	NAME OF REPORTING PERSONS Melco Leisure and Entertainment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 812,729,781 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 812,729,781 shares
	9	SOLE DISPOSITIVE POWER 812,729,781 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 812,729,781 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,729,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8%(1)
14	TYPE OF REPORTING PERSON CO

(1)

The percentage indicated in this Row 13 is calculated based upon the number of Ordinary Shares that will be outstanding upon closing of the ICR Transaction (as defined herein), which reflects the number reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 29, 2019, as adjusted to reflect the issuance of Ordinary Shares in connection with the ICR Transaction (as defined herein), assuming that from the date hereof up to closing of the ICR Transaction (as defined herein) there is no change in the number of Ordinary Shares outstanding.

1	NAME OF REPORTING PERSONS Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

826,115,954(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to 812,729,781 shares)

	8	SHARED VOTING POWER 812,729,781(1) shares (including shares disclaimed; see Item 5 below)
	9

SOLE DISPOSITIVE POWER

826,115,954(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to 812,729,781 shares)

	10	SHARED DISPOSITIVE POWER 812,729,781(1) shares (including shares disclaimed; see Item 5 below)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

826,115,954(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to beneficially own 812,729,781 shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7%(2)(3)
14	TYPE OF REPORTING PERSON IN

(1)

In addition, Mr. Ho holds options to purchase an aggregate of 4,596,981 Ordinary Shares and is entitled to receive (upon vesting) 137,979 restricted shares pursuant to the Issuer’s share incentive plan, all of which vested or will vest within 60 days of the date hereof, as further described in Item 5 below.

(2)

Includes options to purchase an aggregate of 4,596,981 Ordinary Shares, and 137,979 restricted shares which Mr. Ho is entitled to receive (upon vesting) pursuant to the Issuer’s share incentive plan, all of which vested or will vest within 60 days of the date hereof, as further described in Item 5 below.

(3)

The percentage indicated in this Row 13 is calculated based upon the number of Ordinary Shares that will be outstanding upon closing of the ICR Transaction (as defined herein), which reflects the number reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 29, 2019, as adjusted to reflect the issuance of Ordinary Shares in connection with the ICR Transaction (as defined herein), assuming that from the date hereof up to closing of the ICR Transaction (as defined herein) there is no change in the number of Ordinary Shares outstanding.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on February 6, 2017, as amended by Amendment No. 1 filed on May 17, 2017, Amendment No. 2 filed on November 19, 2018 and Amendment No. 3 filed on February 19, 2019, with respect to the Issuer by the Reporting Persons (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Percentages of the Ordinary Shares outstanding reported in this Amendment are calculated based upon the number of Ordinary Shares that will be outstanding upon closing of the ICR Transaction (as defined herein), which reflects the number reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 29, 2019, as adjusted to reflect the issuance of Ordinary Shares in connection with the ICR Transaction (as defined herein), assuming that from the date hereof up to closing of the ICR Transaction (as defined herein) there is no change in the number of Ordinary Shares outstanding.

Item 2.	Identity and Background

As of the date, Mr. Ho personally holds 46,739,132 ordinary shares of Melco International Development Limited (“Melco International”), representing approximately 3.09% of Melco International’s ordinary shares outstanding. In addition, 120,333,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 297,851,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco International are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco International are held by The L3G Capital Trust, 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc. and 6,873,000 ordinary shares of Melco International are held by LH Family Investment Inc., representing approximately 7.95%, 19.67%, 3.36%, 0.48%, 0.10% and 0.45%, respectively, of Melco International’s shares, all of which entities are owned by Mr. Ho, and/or persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 309,476,187 ordinary shares of Melco International, representing approximately 20.44% of Melco International’s shares.

Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 840,963,396 ordinary shares of Melco International, representing approximately 55.55% of Melco International’s ordinary shares outstanding.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares that are the subject of this Amendment are being acquired by Melco International in exchange for its sale to the Issuer of 750,000 issued and outstanding ordinary shares of ICR Cyprus Holdings Limited (“ICR Cyprus”) representing 75% of ICR Cyprus’s issued share capital. Melco International intends to direct the Issuer to issue the Ordinary Shares to Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a wholly-owned subsidiary of Melco International. See also Item 6 of this Schedule 13D, which is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction

This Amendment is being filed to report the increase in the number of outstanding Ordinary Shares of the Issuer beneficially owned by the Reporting Persons following the ICR Transaction (as defined in Item 6 hereof).

See also Item 3, 5 and 6 of this Schedule 13D, which are hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this Amendment, the Reporting Persons may be deemed to each beneficially own an aggregate of 812,729,781 Ordinary Shares, which Ordinary Shares are held by Melco Leisure (the “Shares”). The Shares represent approximately 55.8% of the Issuer’s outstanding Ordinary Shares . In addition, Mr. Ho personally holds 8,651,213 Ordinary Shares, options vested or vesting within 60 days of the date hereof to purchase an additional of 4,596,981 Ordinary Shares and is entitled to receive (upon vesting) 137,979 restricted shares pursuant to the Issuer’s share incentive plan which will vest within 60 days of the date hereof, together representing a further approximately 0.9% of the Issuer’s Ordinary Shares outstanding.

(b)	The Reporting Persons have not effected any transaction in Ordinary Shares during the past 60 days, except as otherwise disclosed in this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 24, 2019, Melco International and the Issuer entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which the Issuer sought to acquire and Melco International sought to sell Melco International’s entire equity interest ICR Cyprus in exchange for 55,500,738 of the Issuer’s Ordinary Shares (“Consideration Shares”), equal to approximately $375 million in aggregate value (the “ICR Transaction”). The number of Issuer’s Ordinary Shares to be issued at the closing of the ICR Transaction was determined by dividing $375 million by the 20-day volume weighted average price of the Issuer’s Ordinary Shares immediately prior to June 24, 2019.

The Share Purchase Agreement contains a number of customary closing conditions, including the approval by certain Cyprus regulatory authorities, and the execution of a shareholders’ agreement with regard to ICR Cyprus among the Issuer, the 25% shareholder of ICR Cyprus and ICR Cyprus.

On July 15, 2019, the principal closing conditions (i.e. receipt of Cypriot regulatory approvals) were satisfied. We anticipate the closing and the issuance of the Consideration Shares will occur on or about the fifth business day following the satisfaction or waiver of the other closing conditions in accordance with the Share Purchase Agreement (as defined herein) or such other date as agreed between Melco International and the Issuer. At such time, Melco International expects to direct the Issuer to issue the Consideration Shares to Melco Leisure.

The description of the Share Purchase Agreement in this Item 6 qualified in entirety by reference to the complete text of the Share Purchase Agreement, which has been filed as Exhibit 99.9, and which is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.8	Agreement with respect to filing of Schedule 13D/A, dated as of July 17, 2019, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.

99.9	Share Purchase Agreement, dated June 24, 2019, between Melco International Development Limited, as Vendor, and Melco Resorts & Entertainment Limited, as Purchaser.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2019

For and on Behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

For and on Behalf of
MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

HO, LAWRENCE YAU LUNG

By:	/s/ Ho, Lawrence Yau Lung

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

99.8	Agreement with respect to filing of Schedule 13D/A, dated as of July 17, 2019, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.

99.9	Share Purchase Agreement, dated June 24, 2019, between Melco International Development Limited, as Vendor, and Melco Resorts & Entertainment Limited, as Purchaser.